COMMENTS RECEIVED ON SEPTEMBER 4, 2015

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity SAI Long-Term Treasury Bond Index Fund

Fidelity SAI U.S. Quality Index Fund

POST-EFFECTIVE AMENDMENT NO. 287

1. All funds

C: The Staff requests that we disclose the meaning of "SAI" in the prospectus.

R: In response to the Staff's comment we have defined "SAI" on the cover of the prospectus, by revising the sentence below the fund's name as follows:

Fidelity SAI Long-Term Treasury Bond Index Fund

Offered exclusively to certain clients of the Adviser, or its affiliates, including Strategic Advisers, Inc. (SAI) - not available for sale to the general public.

Fidelity SAI U.S. Quality Index Fund

Shares are offered only to certain other Fidelity funds advised by the Adviser, or its affiliates, including Strategic Advisers, Inc. (SAI) - not available for sale to the general public."

2. All funds

"Fund Summary" (prospectuses)

"Fee Table"

[B Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed __%. This arrangement will remain in effect through _____. FMR may not terminate this arrangement without the approval of the Board of Trustees.]

C: The Staff would like confirmation that each agreement will be filed as an exhibit to the registration statement.

R: As disclosed, this expense reimbursement arrangement will remain in effect for at least a year from the effective date of the prospectus, but there is no agreement to be filed under Item 28(h). Instead, this particular arrangement is an undertaking made by FMR pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by FMR at any time).

3. Fidelity SAI U.S. Quality Index Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities included in the MSCI USA Quality Index. The MSCI USA Quality Index seeks to capture the performance of stocks of quality growth United States companies with high quality scores based on three main fundamental variables: high return on equity, stable year-over-year earnings growth, and low financial leverage."

C: The Staff requests that we include the market cap range as of recent date for the securities in the index or disclose that the index is comprised of small or mid-cap issuers.

R: The market capitalization range of the index is disclosed under "Principal Investment Strategies" in the "Investment Details" section as follows: "The MSCI USA Quality Index is based on the MSCI USA Index, its parent index, which includes large and mid-capitalization stocks in the U.S. equity market."

4. Fidelity SAI U.S. Quality Index Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

C: If the adviser uses a sampling strategy technique, the Staff requests that we disclose it in the "Principal Investment Strategies" section.

R: The fund does not utilize statistical sampling in implementing its principal investment strategy and will replicate the holdings of the underlying index by investing in the constituents of the index.

5. Fidelity SAI U.S. Quality Index Fund

"Fund Summary" (prospectus)

"Principal Investment Risks"

  "Normally investing at least 80% of assets in securities included in the MSCI USA Quality Index. The MSCI USA Quality Index seeks to capture the performance of stocks of quality growth United States companies with high quality scores based on three main fundamental variables: high return on equity, stable year-over-year earnings growth, and low financial leverage."

C: If the index includes small and mid-cap securities, the Staff requests that small and mid-cap strategies and risks be added.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization. We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" and "Investment Details" sections appropriately discloses the fund's principal investment risks. Accordingly, we have not modified disclosure. However, we note that the possibility for market developments to affect different types of markets and different types of securities - such as stocks with different market capitalizations - differently is addressed under "Stock Market Volatility" in  the "Fund Summary" and "Investment Details" sections.

6. Fidelity SAI U.S. Quality Index Fund

"Fund Summary" (prospectus)

"Principal Investment Risks"

C: The Staff requests that we add a growth investing risk to "Principal Investment Risks" in the "Fund Summary" section.

R: We have added "Growth Investing" risk under "Principal Investment Risks" in the "Fund Summary" and "Investment Details" sections of the prospectus, as excerpted below:

Fund Summary

"Growth" Investing. "Growth" stocks can perform differently from the market as a whole and other types of stocks can be more volatile than other types of stocks.

Investment Details

"Growth" Investing. "Growth" stocks can react differently to issuer, political, market, and economic developments than the market as a whole and other types of stocks. "Growth" stocks tend  to be more expensive relative to their earnings or assets compared to other types of stocks. As a result, "growth" stocks tend to be sensitive to changes in their earnings and more volatile than other types of stocks.

7. Fidelity SAI U.S. Quality Index Fund

"Fund Summary" (prospectus)

"Principle Investment Strategies" and "Principle Investment Risks"

C: If the fund's index is currently concentrated, the Staff requests we disclose the industry in which it concentrates in both the "Principle Investment Strategies" and "Principle Investment Risks" sections.

R: The fund's underlying index is not concentrated in an industry.

8. Fidelity SAI U.S. Quality Index Fund

"Fund Summary" (prospectuses)

"Principal Investment Risks"

  "Lending securities to earn income for the fund."

C: The Staff requests the addition of a corresponding securities lending risk to the "Principal Investment Risks" in the "Fund Summary" and "Fund Basics" sections.

R: In response to previous Staff comments regarding securities lending risk disclosure, we added disclosure from the "Fund Basics" section to the "Fund Summary" section that discusses counterparty risk and other risks associated with securities lending transactions. We continue to be of the view that adding identical disclosure under a separately titled securities lending risk disclosure tile would be duplicative of existing disclosures.

9. All funds

"Fund Summary" (prospectuses)

"Portfolio Manager(s)"

C: The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of each fund.

R: We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(a), Instruction 2.

10. All funds

"Fund Summary" (prospectuses)

"Purchase and Sell of Shares"

"The price to buy one share is its net asset value per share (NAV). Shares will be bought at the NAV next calculated after an order is received in proper form."

C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b).

R: We believe the disclosure at issue is consistent with the purchase and sale information required by Item 6(a) and 6(b). Accordingly, we have not modified disclosure.

11. Fidelity SAI U.S. Quality Index Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

C: The Staff questions whether the fund will use derivatives to meet the 80% test.

R: Although we understand that in appropriate circumstances derivatives may qualify for a fund's name test, at this time the fund does not intend to count derivatives for purposes of its 80% policy.

12. Fidelity SAI U.S. Quality Index Fund

"Fund Summary" (prospectus)

"Purchase and Sale of Shares"

"Shares are offered only to certain other Fidelity funds."

"Shareholder Information" (prospectus)

"Additional Information about the Purchase and Sale of Shares"

"Shares are offered only to certain other Fidelity funds."

"Because the fund is primarily offered for investment only to certain other Fidelity funds, the potential for excessive or short-term disruptive purchases and sales is reduced. Accordingly, the Board of Trustees has not adopted policies and procedures designed to discourage excessive trading of fund shares and the fund accommodates frequent trading."

C: The Staff believes that the disclosure regarding to whom shares of the fund are offered should be standardized.

R: The eligibility disclosure in the sections entitled, "Fund Summary -- Purchase and Sale of Shares" and "Additional Information about the Purchase and Sale of Shares," differs slightly from the disclosure included in the section entitled, "Additional Information about the Purchase and Sale of Shares," because of the different purposes of the disclosure. The disclosure in the first two sections noted in the previous sentence is intended to describe with specificity who is eligible to purchase shares of the fund. The disclosure in the last sentence is intended to describe the risks that frequent purchases and redemptions of fund shares by shareholders may present for other shareholders of the fund, as required by Form N-1A, Item 11(e). We include the word "primarily" in this section because this same disclosure is also used by other Fidelity mutual funds with different eligibility standards than the fund (i.e., shares of those funds may not be offered exclusively to other Fidelity funds). Notwithstanding the inclusion of "primarily" in this section, we believe that the disclosure in all three sections noted in the Staff's comment meets the respective requirements of Form N-1A.

13. Fidelity SAI U.S. Quality Index Fund

"Fund Services" (prospectus)

"Fund Distribution"

"If payments made by the Adviser to FDC or to intermediaries under the Distribution and Service Plan were considered to be paid out of the fund's assets on an ongoing basis, they might increase the cost of your investment and might cost you more than paying other types of sales charges."

C: The Staff requests that we change "might" to "will."

R: Because the fund does not pay 12b-1 fees for the sale and distribution of shares under its Rule 12b-1 plan, we believe the disclosure is more accurate as written and that a literal reading of Item 12(b) (which also requires disclosure of the amount of distribution fee payable) is not appropriate in this instance. Accordingly, we have not modified disclosure.

14. Fidelity SAI U.S. Quality Index Fund

"Investment Policies and Limitations" (SAI)

"The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry."

C: The Staff requests an explanation of how the concentration for the fund would be impacted if the index it seeks to track were to become concentrated.

R: The underlying index is not concentrated in an industry. As a matter of fundamental policy, the fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry. Should the composition of the fund's index affect the fund's ability to be managed consistently with its investment policies and limitations at some point in the future, FMR would consider other options for the fund at that time.

15. All funds

"Investment Policies and Limitations" (SAIs)

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement. In addition, the Staff requests that we disclose that when a fund is a protection buyer in a default credit swap, it will segregate assets equal to the total amount of required premium payments plus prepayment penalties.

R: We confirm that, if a fund holds any credit default swaps in its portfolio, it would expect at this time to segregate assets equal to the full notional amount of each transaction. In addition, we confirm that, if a fund is a protection buyer in a credit default swap, it would expect at this time to segregate assets at least equal to the total amount of required premium payments, plus any prepayment penalties. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.

16. All funds

"Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

17. Fidelity SAI Long-Term Treasury Bond Index Fund

"Fund Summary" (prospectus)

"Principal Investment Risks"

  "Normally investing at least 80% of assets in securities included in the Barclays U.S. 20+ Year Treasury Bond Index."

C: The Staff requests the addition of a risk to address the extreme interest rate risk of investing 80% of assets in 20+ year treasury bonds.

R: The increased exposure to interest rate risk for debt securities with longer maturities is discussed in the excerpted disclosure under "Interest Rate Risk" in the "Fund Basics" section of the prospectus. We believe interest rate risk is adequately summarized in the "Investment Summary" section and accordingly have not modified disclosure.

Interest Rate Changes. Debt securities, including money market securities, have varying levels of sensitivity to changes in interest rates. In general, the price of a debt security can fall when interest rates rise and can rise when interest rates fall. Securities with longer maturities and certain types of securities, such as mortgage securities and the securities of issuers in the financial services sector, can be more sensitive to interest rate changes, meaning the longer the maturity of a security, the greater the impact a change in interest rates could have on the security's price. Short-term and long-term interest rates do not necessarily move in the same amount or the same direction. Short-term securities tend to react to changes in short-term interest rates, and long-term securities tend to react to changes in long-term interest rates."

18. Fidelity SAI Long-Term Treasury Bond Index Fund

"Investment Details" (prospectus)

"Principal Investment Strategies"

"In addition to the principal investment strategies discussed above, the Adviser may invest the fund's assets in debt securities by investing in other funds."

C: The Staff would like confirmation that the "Fee Table" in the "Fund Summary" section will include a line item for Acquired fund fees and expenses if the fund invests in other funds.

R: At this time, the fund's acquired fund fees and expenses are not estimated to exceed one basis point of the fund's average net assets. Therefore, we have not included a separate line item in the fee table. In future revisions, we confirm that if the fund's acquired fund fees and expenses exceed one basis point, a separate line item will be included in the fee table pursuant to Item 3(f) of Form N-1A.

19. Fidelity SAI Long-Term Treasury Bond Index Fund

"Investment Details" (prospectus)

"Principle Investment Risks"

"Leverage Risk. Derivatives and forward-settling securities involve leverage because they can provide investment exposure in an amount exceeding the initial investment. Leverage can magnify investment risks and cause losses to be realized more quickly. A small change in the underlying asset, instrument, or index can lead to a significant loss. Assets segregated to cover these transactions may decline in value and are not available to meet redemptions. Forward-settling securities also involve the risk that a security will not be issued, delivered, or paid for when anticipated. Government legislation or regulation could affect the use of these transactions and could limit a fund's ability to pursue its investment strategies."

C: The Staff requests we add corresponding derivatives and forward-settling securities strategies to the "Principle Investment Strategies" section.

R: The requested disclosure is included under "Principal Investment Strategies" in the "Investment Details" section of the prospectus and is excerpted below:

"The Adviser may also engage in transactions that have a leveraging effect on  the fund, including investments in derivatives, regardless of whether the fund may own the asset, instrument, or components of the index underlying the derivative, and forward-settling securities. The fund's derivative investments may include interest rate swaps, total return swaps, credit default swaps, and futures contracts (both long and short positions) on securities and indexes. Depending on the Adviser's outlook and market conditions, the Adviser may engage in these transactions to increase or decrease the fund's exposure to changing security prices, interest rates, credit qualities, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, or index."

20. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.